United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 18, 2002

UTi Worldwide Inc.

(Translation of registrant’s name into English)

9 Columbus Centre, Pelican Drive Road Town, Tortola British Virgin Islands	c/o UTi, United States, Inc. 19443 Laurel Park Road, Suite 111 Rancho Dominguez, CA 90220 USA
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

REPORT OF FOREIGN PRIVATE ISSUER
SIGNATURES

REPORT OF FOREIGN PRIVATE ISSUER

December 18, 2002

On December 13, 2002, UTi Worldwide Inc. (“UTi”) announced that its follow-on offering of 5,000,000 ordinary shares, including 4,000,000 newly issued ordinary shares offered by UTi and 1,000,000 previously issued and outstanding ordinary shares offered by a selling shareholder, was priced on December 12, 2002 at $23.00 per share before underwriting discounts and commissions.

On December 18, 2002, UTi announced that the underwriters of the follow-on offering exercised their over-allotment option to purchase an additional 750,000 ordinary shares of UTi, including 600,000 newly issued ordinary shares from UTi and 150,000 previously issued and outstanding ordinary shares from a selling shareholder.

On December 18, 2002, all of the shares were delivered against payment in New York, New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTi WORLDWIDE INC.

Date: December 18, 2002	By:	/s/ Roger I. MacFarlane

Roger I. MacFarlane Chief Executive Officer